Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

August 6, 2025

CONFIDENTIAL AND VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jet.AI Inc.
Confidential Submission of a Draft Registration Statement on Form S-3
Submitted August 6, 2025

On behalf of our client, Jet.AI Inc., a Delaware corporation (the “Company”), we hereby submit a draft Registration Statement on Form S-3 (the “Draft Registration Statement”) relating to the resale from time to time of up to 1,956,000 shares of the Company’s common stock, par value $0.0001 per share. Consistent with the procedures of the Securities and Exchange Commission (the “Commission”) and applicable provisions of the Securities Act of 1933, as amended, the Draft Registration Statement excludes certain information that will be included in a public filing.

The Draft Registration Statement is submitted via EDGAR to the Commission for review on a confidential basis in accordance with the procedures of the Commission. The Company confirms that it will publicly file its Registration Statement at least two business days prior to any requested effective date and time.

Thank you for your review and consideration. If you have any questions, please contact me at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	George Murnane
Interim Chief Financial Officer
Jet.AI Inc.

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